RELX Group

13 March 2018

Securities and Exchange Commission Headquarters
100 F Street NE
Washington, DC 20549

Dear Sirs

RE: Annual Reports & Accounts

On behalf of RELX PLC ("the Registrant") and RELX NV ("the Registrant"), pursuant to Regulation S-T Rule 101(b)(1), please find enclosed the following deposited in accordance with paragraph 4, section C of the general instructions on the Report of Foreign Private Issuer (Form 6-K):

➢   16 copies of the Form 6-K, including 2 signed original copies; and

➢   16 copies of the RELX Group Annual Reports and Financial Statements 2017, for the 12 months ended 31 December 2017.

Any questions concerning the enclosed Reports should be directed to the undersigned.

Yours faithfully

RELX PLC



Alan McCulloch
Deputy Secretary

Encs.